UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-37775	Commission File Number: 001-41313

BROOKFIELD BUSINESS PARTNERS L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD BUSINESS CORPORATION (Exact name of Registrant as specified in its charter)
73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, NY 10281 United States (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Partners L.P.’s registration statements on Form F-3 (File Nos: 333-264630, 333-251316 and 333-258765).

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Equity Purchase Agreement dated as of October 11, 2022 among Watt New Aggregator L.P., Brookfield WEC Aggregator LP, Brookfield Capital Partners (Bermuda) Ltd., Watt Aggregator L.P., Cameco Corporation and Brookfield Business Partners L.P.*

 * Exhibits and schedules to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant agrees to furnish to the Securities and Exchange Commission a copy of any omitted portions of the exhibit upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date: October 18, 2022	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD BUSINESS CORPORATION

Date: October 18, 2022	By:	/s/ A.J. Silber
		Name:	A.J. Silber
		Title:	Senior Vice President